Exhibit 12
FMC CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in Millions, Except Ratios)	Three Months Ended March 31
	2017	2016
Earnings:
Income (loss) from continuing operations before income taxes	$54.4	$46.4
Equity in (earnings) loss of affiliates	(0.1)	—
Interest expense and amortization of debt discount, fees and expenses	15.7	15.8
Amortization of capitalized interest	0.3	0.3
Interest included in rental expense	1.8	1.9
Total earnings (losses)	$72.1	$64.4
Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$15.7	$15.8
Interest capitalized as part of fixed assets	0.3	0.8
Interest included in rental expense	1.8	1.9
Total fixed charges	$17.8	$18.5
Ratio of earnings to fixed charges (1)	4.1	3.5

(1)
In calculating this ratio, earnings consist of income (loss) from continuing operations before income taxes plus interest expense, net, amortization expense related to debt discounts, fees and expenses, amortization of capitalized interest, interest included in rental expenses (assumed to be one-third of rent) and Equity in (earnings) loss of affiliates. Fixed charges consist of interest expense, amortization of debt discounts, fees and expenses, interest capitalized as part of fixed assets and interest included in rental expenses.